December 31, 2015
*(In Thousands of US dollars)*

## 1. Organization

BTG Pactual US Capital, LLC (the "Company" or "BTG") incorporated in Delaware. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), and commenced operations in the capacity of a broker-dealer on December 14, 2009. The Company is also a registered introducing broker with the Commodity Futures Trading Commission (the CFTC) and is a member of the National Futures Association (the NFA). The life of the Company is perpetual.

BTG has its main office in New York, and acts as an agent for customers in the purchase and sale of U.S. and non-U.S. securities. The Company clears its agency U.S. securities through Pershing LLC and proprietary U.S. securities through Citigroup Global Markets Limited. With respect to non-U.S. securities, the Company primarily uses the services of an affiliated company, Banco BTG Pactual, to clear transactions in Brazil, and Citigroup Global Markets Limited or foreign affiliates to clear transactions in other Latin America countries. This is facilitated through a chaperoning agreement (Rule 15a-6 of the Securities Exchange Act of 1934). BTG also settles securities on a Delivery Versus Payment ("DVP")/Receipt Versus Payment ("RVP") basis in order to provide its customers with more efficient settlement. The settlement of non-U.S. trades on a DVP/RVP basis eliminates an additional step in the transaction process, since a U.S. clearing broker would itself have to utilize the services of a local broker-dealer to assist in settlement, which BTG is able to do itself through the facilities of its affiliates.

In addition to its brokerage activities, BTG also provides capital market services, either in the capacity of an underwriter or a placement agent, as well as financial advisory in mergers and acquisitions.

Because BTG does not hold customer funds or securities, it is exempt from the requirements of SEC Rule 15c3-3.

## 2. Summary of Significant Accounting Policies

### Basis of Accounting and Use of Estimates

The Company prepares its statement of financial condition in conformity with U.S. generally accepted accounting principles ("US GAAP"). This requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Revenue Recognition

Revenues related to customers' securities and principal transactions are recorded on a trade date basis gross of expenses. Placement fees are recognized at the time placement is completed and the income is reasonably determinable. Placements for which the Company acts in an agent capacity for the Banco BTG Pactual S.A. - Cayman Branch, fees will be recognized net of revenue allocations stipulated in executed agency agreements. Commissions and related clearing expenses are recorded on a trade date basis. Referral fees, and income from research services are recognized at the time services are rendered and the income is reasonably determinable. Revenues from merger and acquisition advisory fees are primarily received through retainer or success fees. Retainer fees are recognized on a straight-line basis over the term the services are performed. Success fees are recognized at the point in time when the underlying transaction is completed, the services have been performed and the fees are due from the client.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The ASU will replace most existing revenue recognition guidance under GAAP when it becomes effective. The original effective date of January 1, 2017 for public entities was deferred by one year by ASU 2015-14. The ASU permits the use of either the retrospective or cumulative effect transition method, and early adoption is permitted. The Company is evaluating the effect that the ASU will have on its statement of financial condition and related disclosures and has not yet selected a transition method nor determined the effect of this ASU on its ongoing financial reporting.

## 2. Summary of Significant Accounting Policies (continued)

### Cash and Cash Equivalents

Financial instruments, which are readily convertible into cash and have an original maturity date of three months or less at date of acquisition, are considered cash equivalents. Cash on deposits with financial institutions may, at times, exceed federal insurance limits. Cash equivalents are primarily invested in money market funds. Fair value for cash invested in money market funds are based on quoted prices in active markets for identical securities and thus classified as Level 1 within U.S. GAAP's fair value hierarchy. As of December 31, 2015, the fair value of money market investments totaled $70,316.

### Securities Owned and Securities Sold, but not yet Purchased, at Fair Value

The fair value of securities owned, and securities sold, but not yet purchased, are generally based on listed market prices. If listed market prices are not available, fair value is determined based on other relevant factors, including broker or dealer price quotations and theoretical pricing models, as well as Net Asset Value for non-public investment funds.

Securities sold, but not yet purchased, represent obligations of the Company to deliver the specified security at the contracted price and thereby create a liability to purchase the security in the market at prevailing prices. Accordingly, the Company's ultimate obligation to satisfy the sale of securities sold, but not yet purchased may exceed the amount reflected in the statement of financial condition.

### Fair Value

Financial Accounting Standards Board ("FASB") Accounting Standard Codification ("ASC") 825, *Financial Instruments*, requires the disclosure of the fair value of financial instruments, as defined. Substantially all of the Company's financial assets and liabilities are either valued at market or estimated fair value, or because of their short-term nature, approximate fair value. The Company's financial instruments consist substantially of cash and cash equivalents, and securities owned/sold, but not yet repurchased, which are primarily classified as Level 1 within US GAAP's fair value hierarchy.

*(In Thousands of US dollars)*

## 2. Summary of Significant Accounting Policies (continued)

As of December 31, 2015, securities owned and securities sold, but not yet purchased are comprised primarily of exchange-traded equities, for which fair value is determined based on quoted prices in active markets for identical securities and thus classified as Level 1 within US GAAP's fair value hierarchy. The Company's securities sold, not yet purchased position includes an offshore, non-public related party fund with a fair value of $800. The fair value is based on the fund's calculation of Net Asset Value as of the end of the year. The Company had no Level 3 positions throughout the year until acquiring this position on December 31, 2105, therefore there was no change in the value during the year.

As of and for the year ended December 31, 2015, the Company had no Level 2 financial instruments. During the year, there were no transfers between fair value hierarchy levels.

### Foreign Currencies

The accounts are prepared in U.S. dollars, which is the functional currency of the Company. Transactions in currencies other than U.S. dollars are translated at the exchange rates prevailing at the date of the transactions.

Monetary assets or liabilities denominated in currencies other than U.S. dollars are translated at the applicable year-end exchange rate.

As of December 31, 2015, the Company's exposure to foreign currencies (primarily Brazilian Real and Mexican Peso) was as follows:

| | |
|---|---|
| **Assets:** | |
| Cash and cash equivalents | $732 |
| Due from brokers, clearing organizations and others | 137 |
| Due from affiliates | 16 |

Notes to Statement of Financial Condition (continued)

*(In Thousands of US dollars)*

## 2. Summary of Significant Accounting Policies (continued)

### Due from/to Brokers, Clearing Organizations and Others

Due from brokers, clearing organizations and others include amounts receivable for fails to deliver, amounts receivable from clearing organizations relating to open transactions, good faith and margin deposits, and commissions receivable from broker-dealers. The balance also includes receivables from customers as it relates to customer fails to deliver, and commissions earned.

Due to brokers, dealers and clearing organizations and others include amounts payable for fails to receive and amounts payable to clearing organizations on open transactions. The amounts receivable and payable from clearing organizations relating to open transactions are reported on a net basis. The balance also includes payables to customers as it relates to customer fails to receive.

At December 31, 2015, amounts receivable and payable to brokers, dealers and clearing organizations include:

|  | Receivables | Payables |
|---|---|---|
| Securities failed to deliver / receive | $124 | - |
| Customer failed to deliver / receive | - | 124 |
| Clearing organizations | 87,054 | 3,758 |
| Customer | 395 | - |
| Underwriting receivable | 58 | - |
| Total | $87,631 | $3,882 |

### Income Taxes

The Company is a single member LLC, disregarded as a separate entity for tax purposes. In accordance with ASC 740, Income Taxes, the consolidated amount of current and deferred tax expense for a group that files a consolidated tax return should be allocated among the group members when those members issue separate statement of financial condition. As such, the current and deferred income tax expense or benefit presented in the statement of financial condition represent an allocation from BTG Pactual NY Corporation ("the Parent"), and the corresponding income tax payable (or receivable) is presented as a due to (or from) the Parent.

Notes to Statement of Financial Condition (continued)

*(In Thousands of US dollars)*

## 2. Summary of Significant Accounting Policies (continued)

Under the allocation method applied by BTG, net operating losses (or other current or deferred tax attributes) are characterized as realized (or realizable) by the disregarded entity when those tax attributes are realized (or realizable) by the Parent, even if the subsidiary would not otherwise have realized the attributes on a stand-alone basis.

In connection with the commissions earned on Brazilian stock trades and underwriting activities, the Company is subject to Brazilian withholding tax. As the withholding is considered a flat tax over such income, it represents a foreign tax expense that is recognized when the corresponding income is earned.

ASC 740 also provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the statement of financial condition. The guidance requires the evaluation of tax positions taken or expected to be taken to determine whether the tax positions are "more likely than not" of being sustained by the applicable tax authority. A tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the statement of financial condition. Tax positions not deemed to meet a more likely-than-not threshold would be recorded as a tax expense in the current year. When applicable, the Parent accounts for interest and penalties as a component of income tax expense.

### Going Concern

In August 2014, the Financial Accounting Standards Board issued Accounting Standard Update (ASU) 2014-15 - Presentation of Financial Statements - Going Concern (Subtopic 205-40); Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern. The amendments in this Update provide guidance in GAAP about management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern and to provide related footnote disclosures. The amendments in this Update are effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter; with early adoption permitted. The Company does not expect the adoption of the guidance to have a material impact on the Company's financial position or result of operations.

BTG Pactual US Capital, LLC

Notes to Statement of Financial Condition (continued)

*(In Thousands of US dollars)*

## 3. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1" or the "Rule") and the Commodity Futures Trading Commission pursuant to Regulation 1.17 which requires the maintenance of minimum net capital.

The Company has elected to use the alternative method, permitted by the Rule, which requires that it maintain minimum net capital, as defined by the SEC and FINRA. The Rule requires the Company to maintain a minimum net capital greater than $250. At December 31, 2015, the Company had net capital of $73,034, which was $72,784 in excess of the minimum net capital required.

BTG clears and settles its US equity securities and certain other of its securities trades on a fully disclosed correspondent clearing basis with its clearing brokers, who have responsibility for recordkeeping and sending confirmations and statements to customers on behalf of the Company. BTG is not required under Rule 15c3-1 to record failed trades on its statement of financial condition or take capital charges for aged failed trades related to this activity. For this activity, BTG Pactual US operates pursuant to the Customer Protection Rule under SEC Rule 15c3-3(k)(2)(ii) by clearing all transactions on a fully disclosed basis through its clearing firm.

BTG is responsible for the clearing of a majority of its foreign securities trades with the assistance of its foreign affiliates under various chaperoning agreement consistent with Rule 15a-6. In accordance with the no-action letter dated April 9, 1997 interpreting SEC Rule 15a-6, clearance and settlement occurs through the direct transfer of funds and securities between the customer or its custodian and the foreign affiliates. Because the trade is settled DVP/RVP no customer securities or funds are held by BTG. However, as required by Rule 15a-6(a)(3), BTG is obliged to take any capital charges incurred by such transactions. As such, in the case of a failed trade, BTG records the contract value of the failed trade on its statement of financial condition and, in the case of aged failed trades, BTG takes an appropriate capital charge as per Rule 15c3-1(C)(2)(ix) – in the case of a fail to deliver – and 15c3-1(C)(2)(iv)(E) in the case of a fail to receive. For these activities, the Company is exempt from Rule 15c3-3 pursuant to Rule15c3-3(k)(2)(i).

*(In Thousands of US dollars)*

### 4. Accounts Payable and Accrued Expenses

As of December 31, 2015, accounts payable and accrued expenses include:

| | |
|---|---|
| Accrued compensation | $5,633 |
| Other accruals | 1,617 |
| Total | $7,250 |

### 5. Income Taxes

At December 31, 2015, the deferred tax asset allocated to the Company amounts to $1,217 and was recorded within other assets in the statement of financial condition, consisting primarily of bonus over-accrual.

As of December 31, 2015, the Company determined that it had no uncertain tax positions, interest or penalties as defined within ASC 740-10.

The Parent's income tax statute is open under the general three-year statute. The Parent is currently under IRS examination for the 2013 tax year.

### 6. Concentration of Credit Risk

At December 31, 2015, the financial instruments that potentially subject the Company to concentration of credit risk are primarily cash, which is on deposit with a limited number of financial institutions, and cash equivalents, which are invested in money market funds. As of December 31, 2015, 3.2% of cash and cash equivalents are deposited with JP Morgan Chase Bank and N.A. – NY and 96.7% with an affiliated company, Banco BTG Pactual S.A. – Cayman Branch.

In addition, receivables from clearing organizations are concentrated in a limited number of financial institutions. As of December 31, 2015, 81% of such receivables are from Pershing LLC, and 19% from Citigroup Global Markets Limited.

**7. Off-Balance Sheet Risk and Transactions with Customers**

ASC 460, *Guarantees*, provides accounting and disclosure requirements for certain guarantees. In the normal course of business, the Company's customer activities involve the execution and clearance of customer securities transactions through clearing brokers. Securities transactions are subject to credit risk of counterparties or customer non-performance. Pursuant to the clearing agreements, the Company has agreed to reimburse its clearing brokers without limit for any losses that the clearing brokers may incur from the clients introduced by the Company. However, the transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through the settlement date. Due to the settlement of these transactions, there were no amounts to be indemnified to clearing brokers for these customer accounts as of December 31, 2015.

The Company agreed to indemnify the clearing brokers for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2015, there were no amounts to be indemnified to the clearing broker for these customer accounts.

**8. Related Party Transactions**

The Company enters into certain transactions with affiliates, some of which are subject to service level agreements. A summary of significant related party transactions included in the statement of financial condition as of December 31, 2015 are as follows:

*(In Thousands of US dollars)*

## 8. Related Party Transactions (Continued)

| | | |
|---|---|---|
| **Due from affiliates, net:** | | |
| Income tax | BTG Pactual NY Corporation | $3,272 |
| Unsettled trades receivable | Banco BTG Pactual S.A. - Cayman Branch | 949 |
| Unsettled trades receivable | Banco BTG Pactual S.A | 82 |
| Syndicate expenses | Banco BTG Pactual S.A. | 280 |
| Commission receivable | BTG Pactual Casa de Bolsa, S.A. de C.V | 39 |
| Commission receivable | BTG Pactual CTVM S.A. | 16 |
| Commission receivable | BTG Pactual Chile SPA | 6 |
| Commission receivable | BTG Pactual S.A. Comisionista de Bolsa | 5 |
| Commission receivable | BTG Pactual Peru S.A. SAB | 5 |
| Referral fees | Banco BTG Pactual S.A. - Cayman Branch | 20 |
| Loan | Employee | 8 |
| Other | | 17 |
| | | **$4,699** |
| **Due to affiliates** | | |
| Unsettled trades payable | Banco BTG Pactual S.A. - Cayman Branch | $(949) |
| Expense sharing | BTG Pactual Asset Management US, LLC | (384) |
| Commission payable | BTG Pactual Europe LLP | (259) |
| Other | | (148) |
| | | **$(1,740)** |

On January 2, 2012, BTG Investments LP ("BTGI") executed a guarantee agreement in favor of and for the benefit of the Company, whereby BTGI, unconditionally and irrevocably guarantees the prompt payment of the Company's present or future obligations to its clients, as and when they fall due. The guarantee was renewed on February 17, 2014 and has since expired on February 17, 2016.

## 9. Contingencies

The Company is not involved in any material legal proceedings concerning matters arising in connection with the conduct of the Company's businesses. There is no effect on the Company's statement of financial condition.

In the normal course of business, the Company indemnifies its clearing brokers against specified potential losses in connection with its acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under this indemnification cannot be estimated. However, the Company believes it is unlikely it will have to make payments under these arrangements and, as such, has

### 9. Contingencies (Continued)

not recorded any contingent liability in the statement of financial condition for this indemnification.

In the normal course of business, the Company enters into underwriting commitments. There were no transactions relating to such underwriting commitments that were open at December 31, 2015.

### 10. Subsequent Events

ASC 855, *Subsequent Events*, requires the disclosure of events occurring subsequent to the statement of financial condition date. The Company evaluated subsequent events through February 27, 2016, the issuance date of the statement of financial condition, and noted no subsequent event requiring disclosures or adjustments to the statement of financial condition taken as a whole, except as mentioned in Note 8.